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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Reprographics Company
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
029263100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029263100	Page	2	of	5

1	NAMES OF REPORTING PERSONS Kumarakulasingam Suriyakumar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		637,984

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,100,972

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		637,984

WITH:	8	SHARED DISPOSITIVE POWER

		7,100,972

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,738,956

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 029263100	3 of 5

Item 1(a)	Name of Issuer: American Reprographics Company, a Delaware Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1981 N. Broadway, Suite 385, Walnut Creek, CA 94596

Item 2(a)	Name of Person Filing: Kumarakulasingam Suriyakumar

Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o American Reprographics Company, 1981 N. Broadway, Suite 385, Walnut Creek, CA 94596

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 per value per share, of the Issuer (“Common Stock”)

Item 2(e)	CUSIP Number: 029263100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is: Not applicable

Item 4.	Ownership. The percentages stated herein are based on a total of 45,114,119 shares of Common Stock outstanding as of December 31, 2007.
(a)	7,738,956 shares of Common Stock

(b)	17.2%

(c)	(i) Sole power to vote or to direct the vote: 637,984 shares of Common Stock.

CUSIP No. 029263100	Page 4 of 5
(ii) Shared power to vote or to direct the vote: 7,100,972 shares of Common Stock, of which: (a) 5,684,842 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, (b) 690,437 shares of Common Stock are owned by Dietrich-Post Company, in which Mr. Suriyakumar owns a 37.4% interest, and (c) 725,693 shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over all shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar disclaims beneficial ownership of the shares held by Micro Device, Inc. and Dietrich-Post Company, except to the extent of Mr. Suriyakumar ‘s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.
(iii) Sole power to dispose or to direct the disposition of: 637,984 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of: 7,100,972 shares of Common Stock, of which: (a) 5,684,842 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, (b) 690,437 shares of Common Stock are owned by Dietrich-Post Company, in which Mr. Suriyakumar owns a 37.4% interest, and (c) 725,693 shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share power to dispose or to direct the disposition of all shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar disclaims beneficial ownership of the shares held by Micro Device, Inc. and Dietrich-Post Company, except to the extent of Mr. Suriyakumar ‘s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

CUSIP No. 029263100	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2008

/s/ Kumarakulasingam Suriyakumar

Kumarakulasingam Suriyakumar